                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
               13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                      Momentum Business Applications, Inc.
                      ------------------------------------
                                (Name of Issuer)

                Class A Common Stock, par value $0.001 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                   60877P-10-8
                                   -----------
                                 (Cusip Number)

                                February 8, 2002
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_] Rule 13d-1(b)

                  [X] Rule 13d-1(c)

                  [_] Rule 13d-1(d)



                               (Page 1 of 7 Pages)

______________________________
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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------------------------------- ------------------------------------------------
CUSIP NO.  60877P-10-8               13G                    Page 2 of 7 Pages
          -------------                                         ---  ---
--------------------------------------------------------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

             The Jay Goldman Master Limited Partnership

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [_]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

------------------------------- ----------- ------------------------------------
                               5       SOLE VOTING POWER
          NUMBER OF
            SHARES                     139,560
         BENEFICIALLY
                               -------------------------------------------------
           OWNED BY
             EACH              6       SHARED VOTING POWER

                                       0
          REPORTING            -------------------------------------------------
            PERSON
            WITH               7       SOLE DISPOSITIVE POWER

                                       139,560

                               -------------------------------------------------

                               8       SHARED DISPOSITIVE POWER

                                       0

--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             139,560

--------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                           [_]


--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             3.0%

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             PN

--------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP NO. 60877P-10-4             13G              Page 3 of 7 Pages
          -----------                                   -    -
------------------------------------------------------------------------------


------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON

         Woodmont Investments Limited

------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [X]
                                                               (b)  [_]
------------------------------------------------------------------------------
     3   SEC USE ONLY


------------------------------------------------------------------------------
     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
------------------------------------------------------------------------------
                                   5       SOLE VOTING POWER
          NUMBER OF
           SHARES                          63,837
                               -----------------------------------------------
        BENEFICIALLY               6       SHARED VOTING POWER
          OWNED BY

                               -----------------------------------------------
            EACH                   7       SOLE DISPOSITIVE POWER
          REPORTING

                                           63,837
           PERSON            -----------------------------------------------
            WITH                   8       SHARED DISPOSITIVE POWER

                                           0
------------------------------------------------------------------------------
     9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         63,837

------------------------------------------------------------------------------
    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    [_]


------------------------------------------------------------------------------
    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         1.4%

------------------------------------------------------------------------------
    12   TYPE OF REPORTING PERSON*

         CO

------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------------------------------------------------------
CUSIP NO. 60877P-10-8              13G             Page 4 of 7 Pages
          -----------                                   -    -
-------------------------------------------------------------------------


                  SCHEDULE 13-G - TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(c)

Item 1.

        (a)  Name of Issuer.

                      Momentum Business Applications, Inc.

        (b)  Address of Issuer's Principal Executive Offices.

                      4301 Hacienda Drive, Suite 410
                      Pleasanton, CA  94588

Item 2.

        (a)  Name of Person Filing.

                      The Jay Goldman Master Limited Partnership
                      Woodmont Investments Limited

        (b)  Address of Principal Business Office or, if none, Residence.

             The Jay Goldman Master Limited Partnership         Woodmont Investments Limited
             ------------------------------------------         ----------------------------
             745 Fifth Avenue, Suite 1103                       Craigmuir Chambers
             New York, New York  10151                          P.O. Box 91
                                                                Road Town, Tortola
                                                                British Virgin Islands

        (c)  Citizenship.

             The Jay Goldman Master Limited Partnership         Woodmont Investments Limited
             ------------------------------------------         ----------------------------

             Delaware                                           British Virgin Islands

        (d)  Title of Class of Securities.

                      Class A Common Stock, par value $0.001 per share

        (e)  CUSIP Number.

                      60877P-10-8

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CUSIP NO. 60877P-10-8             13G          Page 5 of 7 Pages
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Item 3.        If this statement is filed pursuant to Rule 13d-1(b)(2), or
               13d-2(c), check whether the person filing is a:

               Not applicable.

Item 4.        Ownership.

         The Jay Goldman Master Limited Partnership:
         ------------------------------------------

         (a)   Amount Beneficially Owned:

                        139,560

         (b)   Percent of Class:

                        3.0%

         (c)   Number of shares as to which such person has:

                (i)         Sole power to vote or to direct the vote:   139,560

                (ii)        Shared power to vote or to direct the vote:       0

                (iii)       Sole power to dispose or to direct the
                            disposition of:                             139,560

                (iv)        Shared power to dispose or to direct the
                            disposition of:                                   0

         Woodmont Investments Limited:
         ----------------------------

         (a)    Amount Beneficially Owned:

                      63,837

         (b)    Percent of Class:

                       1.4%

                  (i)       Sole power to vote or to direct the vote:    63,837

                  (ii)      Shared power to vote or to direct the vote:       0

                  (iii)     Sole power to dispose or to direct the
                            disposition of:                              63,837

                  (iv)      Shared power to dispose or to direct the
                            disposition of:                                   0

--------------------------- ------------------------- --------------------------
CUSIP NO.  60877P-10-8              13G                Page 6 of 7 Pages
          -------------                                     -    -
--------------------------- ------------------------- --------------------------


Item 5.  Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact
that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
[X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not applicable.

Item 8.  Identification and Classification of Members of a Group.

                           Not applicable.

Item 9.  Notice of Dissolution of Group.

                           Not applicable.

Item 10. Certification.

                           Not applicable.

--------------------------- ------------------------- --------------------------
CUSIP NO.  60877P-10-8              13G                Page 7 of 7 Pages
          -------------                                     -    -
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                                    SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 14, 2002
                                      ------------------------------------------
                                      Date

                                      THE JAY GOLDMAN MASTER LIMITED PARTNERSHIP


                                      By:/s/ Jay G. Goldman
                                         ---------------------------------------
                                         Name: Jay G. Goldman
                                         Title: General Partner


                                      WOODMONT INVESTMENTS LIMITED


                                      By:/s/ Jay G. Goldman
                                         ---------------------------------------
                                         Name: Jay G. Goldman
                                         Title: Portfolio Manager